SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    --------
                                    FORM 6-K
                                    --------


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For March 27, 2006



                                  CNOOC Limited

                 (Translation of registrant's name into English)

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                                   65th Floor
                               Bank of China Tower
                                 One Garden Road
                               Central, Hong Kong
                    (Address of principal executive offices)


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         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



  Form 20-F      X               Form 40-F
              ---------                     ----------


  (Indicate      by check mark whether the registrant by furnishing the
                 information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


     Yes                            No          X
              ---------                     ----------


       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
                                12g3-2(b): N/A.)

Company Press Release
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        CNOOC Limited Made Record Net Income Again, An Increase of 57%YOY

(Hong Kong, March 24, 2006) CNOOC Limited (the "Company"; NYSE "CEO", SEHK "883") announced today its annual results for the 12 months ended December 31, 2005.

During the year, the Company's net income hits a historical high of RMB 25,323 million, the highest since listed. The net income represents an increase of RMB 9,184 million or 57% from 2004. Earning per share reached RMB 0.62, an increase of 58% year-on-year.

The total revenues of the Company for 2005 increased sharply by 25.8% to RMB 69(pound)<172>456 million. The Company generated revenues of RMB 53,418 million from oil and gas sales, an increase of RMB 16,532 million, or 45% year on year.

The Company's net production amounted to 154.8 million barrels of oil equivalent in 2005, a year on year increase of 10.6%, and 130 million barrels of oil and 142 billion cubic feet of natural gas.

In 2005, the unit cost in the sector went up, the cost per barrel for the Company rose slightly as well. However, the Company's effective cost management has allowed it to maintain its competitive cost structure amongst its peers.

To follow the Company's tradition of sharing its success with shareholders, the Board of Directors has proposed a year-end final dividend of HK$0.1 per share to all shareholders. Together with the interim dividend of HK$0.05 per share and the special interim dividend of HK$0.05 per share, we distributed total dividend of HK$0.2 per share to our shareholders during 2005.

Mr. Yang Hua, Chief Financial Officer and Executive Vice President of the Company, commented: " I'm very proud that our financial results hit a new record this year. This is the result of our consistent efforts to maintain prudent financial policy."

In 2005, the Company's exploration activities resulted in 14 oil and gas discoveries, and 8 appraisal successes offshore China, achieving a reserve replacement ratio of 186% and increasing net proved reserves by 288 million BOEi(pound)As of December 31, 2005, the Company has accumulated net proved reserves at approximately 2.36 billion BOE.

Seven new projects commenced production successfully in this period, contributing significantly to the production Offshore China, which increased 13.7% to 141 million barrels of oil equivalent.

"Successful oil and gas exploration, development and production of CNOOC Limited this year prove again our capability to create value for our shareholders. Our larger reserves base and higher production volumes are derived from the Company's persistent efforts." Commented Mr. Zhou Shouwei, President of the Company.

From perspective of overseas business, CNOOC Limited successfully completed acquisition of a 16.69% stake in Canada based MEG company. At the beginning of 2006, we also announced to acquire 45% working interests in the deepwater OML 130, offshore Nigeria. By the end of 2005, the Company has assets or interests in different countries or regions such as Indonesia, Australia, Myanmar, Canada and Morocco.

"In my opinion, CNOOC Limited, as a company in pursuit of growth and development, has made extraordinary achievements in 2005. The Company has considerably enhanced its production, reserves and net profit. In 2006, the Company is determined to carry out its established strategies and further enhance its enterprise value in the market. As ever, the Company will do its best to reward shareholders and benefit the society. " Commented Mr. Fu Chengyu, Chairman and Chief Executive Officer of the Company.

                                     - End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

                                *** *** *** ***
This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the directors' current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them. The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties. Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.

                                *** *** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations
CNOOC Limited

Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn
        -------------------
Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail:  Sharon.Fung@knprhk.com
         ----------------------

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           CNOOC Limited


                                           By:  /s/ Cao Yunshi
                                                -----------------------------
                                                Name: Cao Yunshi
                                                Title:  Company Secretary


Dated: March 27, 2006